May 28, 2014

Perry Hindin, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axion International Holdings, Inc Schedule TO-I Filed May 16, 2014
File No. 005-40392

Dear Mr. Hindin:

Axion International Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment to its Schedule TO (File No. 005-40392), an amended and restated Offer to Exchange, dated May 28, 2014 (as so amended, the “Offer to Exchange”), and related tender offer documents. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer Letter.

Offer to Exchange

1. While the Offer to Exchange contains a table of contents listing page numbers, the actual pages in the Offer to Exchange do not appear to contain page numbers. Page references below refer to the pages assigned to the respective sections in the table of contents.

RESPONSE:

We have corrected this error and page numbers now appear.

9. Conditions to Completion of the Offer, page 19

2. The second sentence of this section appears to reference a specific date but is currently blank. Please revise.

RESPONSE:

We have revised to now reflect the appropriate date.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
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Perry Hindlin, Senior Special Counsel

United States Securities and Exchange Commission

May 28, 2014

3. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to clause (a) and (b) in this section. Please revise the disclosure to clarify what is meant by a "threatened" action or proceeding and how it may be objectively determinable.

RESPONSE:

We have revised the disclosures to lend further definition to the term “threatened.”

15. Financial Information Concerning the Company

4. This section indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please provide in the Offer to Exchange the information required by Item 1010(c)(1) through (4) and, if material 1010(c)(1)(6) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. In responding to this comment, please also advise us how the Company intends to comply with Exchange Act Rule 14d-4(d) given that the initial Offer to Exchange disseminated to security holders did not contain the required summary financial information.

RESPONSE:

The information required by Item 1010(c)(1) through (4) has been included. The Company intends to comply with Exchange act Rule 14d-4(d) by mailing to Warrant holders a copy of the amended Offer.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Mark J. Wishner

Mark J. Wishner